As filed with the Securities and Exchange Commission on December 2, 2013

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

LLOYDS BANKING GROUP PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

SCOTLAND

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Ordinary Shares of Lloyds Banking Group plc.	500,000,000 American Depositary Shares	$5.00	$25,000,000	$3,220.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 14, 15 and 17
(iii) The collection and distribution of dividends	Articles number 4, 11, 12, 14 and 17
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 10, 14, 15 and 17
(v) The sale or exercise of rights	Articles number 12, 13, 14 and 17
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 11, 12, 14, 16 and 17
(vii) Amendment, extension or termination of the deposit agreement	Article number 19 and 20
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 10
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5 and 6
(x) Limitation upon the liability of the depositary	Articles number 13, 17, 20 and 26
3. Fees and Charges	Articles 7
Item - 2.	Available Information
Public reports furnished by issuer	Article number 10

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of November 17, 2008, among Lloyds Banking Group plc (formerly known as Lloyds TSB Group plc), The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 2, 2013.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of Lloyds Banking Group plc.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, LLOYDS BANKING GROUP PLC has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on December 2, 2013.

LLOYDS BANKING GROUP PLC

By: /s/ Antonio Horta-Osorio

Name: Antonio Horta-Osorio

Title: Group Chief Executive

Each person whose signature appears below hereby constitutes and appoints António Horta-Osório and George Culmer, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 2, 2013.

/s/ Sir Winfried Bischoff	/s/ Kevin McKendry
Sir Winfried Bischoff	Kevin McKendry
Chairman and Director	Authorized U.S. Representative

/s/ David Roberts	/s/ George Culmer
David Roberts	George Culmer
Deputy Chairman and Director	Principal Financial and Accounting Officer

/s/ Lord Blackwell	/s/ António Horta-Osório
Lord Blackwell	António Horta-Osório
Director	Principal Executive Officer

/s/ Anita Frew	/s/ Nicholas Luff
Anita Frew	Nicholas Luff
Director	Director

/s/ Carolyn Fairbairn	/s/ Anthony Watson
Carolyn Fairbairn	Anthony Watson
Director	Senior Independent Director

/S/ Sara Weller
Sara Weller
Director

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of November 17, 2008, among, Lloyds Banking Group plc (formerly known as Lloyds TSB Group plc), The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.